                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 --------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                               Wireless One, Inc.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                   97652H109
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                               Arnold L. Chavkin
                             Chase Capital Partners
                               380 Madison Avenue
                           New York, New York  10017
                                 (212) 622-3100
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 29, 1996
- --------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of __ Pages)

- ---------------------------                             -----------------------
CUSIP No.    97652H109               13D                Page 2 of __ Pages
- ---------------------------                             -----------------------

- --------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Chase Manhattan Capital Corporation
- --------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [X]

- --------------------------------------------------------------------------------
      3      SEC USE ONLY

- --------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*

                    WC
- --------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                       [_]

- --------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
- -------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

   NUMBER OF                         0 (See Items 2, 5, and 6)
     SHARES         ------------------------------------------------------------
  BENEFICIALLY           8      SHARED VOTING POWER
    OWNED BY
      EACH                           1,991,690 (See Items 2, 5 and 6)
   REPORTING        ------------------------------------------------------------
  PERSON WITH            9      SOLE DISPOSITIVE POWER

                                     0 (See Items 2, 5 and 6)
                    ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                     1,991,690 (See Items 2, 5 and 6)
- --------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,991,690 (See Items 2, 5 and 6)
- --------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                            [X]

- --------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.8%
- --------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                    CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 2 of __ Pages)

- ---------------------------                             -----------------------
CUSIP No.    97652H109               13D                Page 3 of __ Pages
- ---------------------------                             -----------------------

- --------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Chase Venture Capital Associate, L.P.
- --------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [X]

- --------------------------------------------------------------------------------
      3      SEC USE ONLY

- --------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*

                    WC
- --------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                       [_]

- --------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    California
- -------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

   NUMBER OF                         1,517,979  (See Items 2, 5 and 6)
     SHARES         ------------------------------------------------------------
  BENEFICIALLY           8      SHARED VOTING POWER
    OWNED BY
      EACH                           0 (See Items 2, 5 and 6)
   REPORTING        ------------------------------------------------------------
  PERSON WITH            9      SOLE DISPOSITIVE POWER

                                     1,517,979 (See Items 2, 5 and 6)
                    ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                     0 (See Items 2, 5 and 6)
- --------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,517,979 (See Items 2, 5 and 6)
- --------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                            [X]

- --------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
- --------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                    PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 3 of __ Pages)

- ---------------------------                             -----------------------
CUSIP No.    97652H109               13D                Page 4 of __ Pages
- ---------------------------                             -----------------------

- --------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Baseball Partners
- --------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [X]

- --------------------------------------------------------------------------------
      3      SEC USE ONLY

- --------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*

                    WC and AF
- --------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                       [_]

- --------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
- -------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

   NUMBER OF                         0 (See Items 2, 5 and 6)
     SHARES         ------------------------------------------------------------
  BENEFICIALLY           8      SHARED VOTING POWER
    OWNED BY
      EACH                           393,226 (See Items 2, 5 and 6)
   REPORTING        ------------------------------------------------------------
  PERSON WITH            9      SOLE DISPOSITIVE POWER

                                     0 (See Items 2, 5 and 6)
                    ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                     393,226 (See Items 2, 5 and 6)
- --------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    393,226
- --------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                            [X]

- --------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
- --------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                    PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 4 of __ Pages)

Item 1.   Security and Issuer.
- -------   --------------------

          The name of the issuer is Wireless One, Inc. (the "Company" or the "Issuer"). The address of the Issuer's principal executive offices is 11301 Industriplex Boulevard, Suite 4, Baton Rouge, Louisiana 70809-4115. This statement relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

Item 2.   Identity and Background.
- -------   ------------------------

          This statement is being filed by Chase Manhattan Capital Corporation, a Delaware corporation ("CMCC"), Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"), and Baseball Partners, a New York general partnership ("Baseball"). The principal offices of CMCC, CVCA and Baseball are located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

          CMCC and CVCA are engaged in the venture capital and leveraged buyout business. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as CVCA.

          Mitchell J. Blutt, M.D., and Jeffrey C. Walker are the directors of CMCC. The executive officers of CMCC are as follows:

          Jeffrey C. Walker, Chairman and President
          Donna L. Carter, Senior Vice President and Treasurer
          Warren P. Leonard, Vice President
          P. Jon Masur, Vice President and Controller
          Robert C. Carroll, Secretary
          Mitchell J. Blutt, M.D., Assistant Secretary.

The address for each of the directors and executive officers of CMCC, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017. CMCC is a wholly-owned subsidiary of The Chase Manhattan Bank, N.A., a national banking corporation ("Chase Bank"), which in turn is wholly-owned by Chase Manhattan Corporation, a Delaware corporation ("Chase").

          Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen whose principal occupation is general partner of CCP and whose business address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

          Mitchell J. Blutt, M.D.
          Arnold L. Chavkin
          David L. Ferguson
          Donald J. Hofmann
          Stephen P. Murray
          Brian J. Richmand
          Shahan D. Soghikian
          Jeffrey C. Walker

                             (Page 5 of __ Pages)

Mr. Ferguson's address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ.

          Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), and CCP Principals, L.P., a Delaware limited partnership ("Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chemical Capital is a wholly-owned subsidiary of Chase. The general partners of Principals are Jeffrey
C. Walker and Chemical Capital. Chemical Capital and Principals each are engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chemical Capital, each of whom is a U.S. citizen.

          Chase Bank is a national banking corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

          Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.

          Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses or residence addresses and principal occupations or employments of each general partner of Baseball, each of whom is a U.S. citizen. Baseball is a New York general partnership formed for the purpose of permitting certain executive officers of CMCC at that time to co-invest with CMCC in venture capital and leveraged buyout transactions.

          To CMCC's, CVCA's and Baseball's knowledge, the responses to Items 2(d) and (e) of Schedule 13D are negative with respect to each such entity and all persons regarding whom information is required hereunder by virtue of each such entity's responses to Item 2.

          Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that in addition to CVCA, CMCC and Baseball the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chemical Capital, Chemical Capital's executive officers and directors, Principals, Principals' controlling partners, Chase, Chase's executive officers and directors, Chase Bank, Chase Bank's executive officers and directors, and Baseball's individual general partners, the information provided in Items 3-6 with respect to CVCA, CMCC and Baseball should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, CMCC or Baseball, neither

                             (Page 6 of __ Pages)
the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA, CMCC or Baseball or a member of a group together with CVCA, CMCC or Baseball either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.
- -------   --------------------------------------------------

          In April 1995, CMCC purchased 8,000 shares of redeemable convertible preferred stock and warrants to acquire 320,000 shares of common stock of the predecessor of the Issuer ("Old Wireless One") for aggregate consideration of $8 million paid in cash to Old Wireless One in a private placement of such securities by Old Wireless One. The funds used by CMCC to acquire such securities from the Issuer were from its own working capital. Subsequently, in August 1995 CMCC sold to Baseball 1,319 shares of such preferred stock and 52,768 of such warrants for aggregate consideration of $1,319,000 paid in cash by Baseball to CMCC in a private transaction. The funds used by Baseball to acquire such securities from CMCC were from contributed capital (1%) and the proceeds of a loan (99%) from CMRCC, Inc., a New York corporation ("CMRCC"). CMRCC is a wholly-owned subsidiary of Chase. The loans made by CMRCC are secured by all of the assets of Baseball Partners, including the securities of the Issuer held by Baseball. Pursuant to the loan documentation, CMRCC would have certain rights to vote and/or sell such securities upon the occurrence of certain loan defaults by Baseball Partners. All such preferred shares and warrants to purchase shares of common stock held by CMCC and Baseball were then converted in October 1995 into shares of Common Stock of the Issuer in the Heartland Transaction (defined below). The Issuer was incorporated in June 1995 for the purpose of effecting the Heartland Transaction.

          In October 1995, Heartland Wireless Communications, Inc. ("Heartland"), and all of the stockholders of Old Wireless One consummated the Heartland Transaction, whereby the Issuer acquired (i) all of the outstanding capital stock of Old Wireless One through the merger of a subsidiary of the Issuer with Old Wireless One and (ii) certain assets and liabilities of certain subsidiaries of Heartland. In connection with the Heartland transaction, all of the securities of Old Wireless One held by CVCA and Baseball were converted into 1,991,690 shares and 393,226 shares, respectively, of the Issuer's Common Stock (plus, in each case, certain additional shares of Common Stock of the Issuer that were placed in escrow and eventually issued and delivered to the subsidiaries of Heartland in accordance with the escrow terms).

          On July 29, 1996, pursuant to the Agreement and Plan of Merger dated April 25, 1996, among the Company, TruVision Wireless Inc. ("TWI"), and Wireless One Mergersub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Mergersub") (as amended by the First Amendment to Agreement and Plan of Merger, by and among the same parties, dated as of July 29, 1996 (the "First Amendment to Merger Agreement"), the "Merger Agreement"), Mergersub merged (the "Merger") with and into TWI, with TWI surviving as a wholly owned subsidiary of the Company. Attached hereto as Exhibit A is a copy of the Merger Agreement. Attached hereto as Exhibit B is a copy of the First Amendment to Merger Agreement.

          Immediately prior to the Merger, Mississippi Wireless TV, L.P. ("MWTV"), CVCA and VanCom, Inc., a Mississippi corporation ("VanCom") (VanCom, CVCA and MWTV, collectively, the "Former TWI Stockholders") owned all 4,600,000 issued and outstanding shares

                             (Page 7 of __ Pages)
of common stock, $0.01 par value per share, of TWI (the "TWI Common Stock"). In the Merger, MWTV, CVCA and VanCom exchanged 2,400,000, 2,140,000 and 60,000 shares of TWI Common Stock, respectively, for the right to receive up to 1,702,406, 1,517,979 and 42,560 shares, respectively (or an aggregate of 3,262,945 shares), of the Issuer's Common Stock (subject to the fulfillment of certain conditions more fully described below and in the Merger Agreement, the Non-Acquisition Escrow Agreement and the Acquisition and Market Escrow Agreement, as defined below). Thus each share of TWI Common Stock was exchanged in the Merger for the right to receive up to .709 shares of the Issuer's Common Stock.

          At the time of the Merger, MWTV, CVCA and VanCom received 1,490,342, 1,328,889 and 37,259 shares, respectively (or an aggregate of 2,856,490 shares), of the Issuer's Common Stock, with the remaining 406,455 (aggregate) shares of the Issuer's Common Stock potentially receivable by the Former TWI Stockholders being placed in escrow, pursuant to the Merger Agreement.

          The Escrow Agreement dated as of July 29, 1996 by and among the Company, U.S. Trust Company of New York, as escrow agent, and the Former TWI Stockholders (the "Non-Acquisition Escrow Agreement") (a copy of which is attached as Exhibit C hereto) provides that (i) 168,667 shares of the Issuer's Common Stock shall be placed in escrow, a portion or all of which shares shall be released to the Company in the event that the Company is entitled to indemnification under the Merger Agreement, and (ii) 34,988 shares of the Issuer's Common Stock shall be placed into escrow to reimburse the Company to the extent that the Prior Offering Expenses (as defined in the Merger Agreement) exceed a certain cost, all as more fully described in the Non-Acquisition Escrow Agreement. The Non-Acquisition Escrow Agreement further provides that the shares of the Issuer's Common Stock held in escrow pursuant to the Non-Acquisition Escrow Agreement shall be issued and held in the name of the escrow agent, and that the escrow agent grants an irrevocable proxy, coupled with an interest, to Henry M. Burkhalter, as the Stockholder Representative (as defined in the Non-Acquisition Escrow Agreement), to vote such shares.

          The Acquisition and Market Escrow Agreement made as of July 29, 1996 by and among the Company, U.S. Trust Company of New York, as escrow agent, and the Former TWI Stockholders (the "Acquisition and Market Escrow Agreement") (a copy of which is attached hereto as Exhibit D), and, together with the Non-Acquisition Escrow Agreement, the "Escrow Agreements") provides that (i) 121,447 shares of the Issuer's Common Stock shall be placed in escrow pending the closing of the acquisition of a certain wireless cable television system in Huntsville, Alabama, (ii) 36,633 shares of the Issuer's Common Stock shall be placed in escrow pending the closing of the acquisition of a certain wireless cable television system in Jackson, Tennessee, and (iii) 44,720 shares of the Issuer's Common Stock shall be placed in escrow pending TWI's meeting the "Market Delivery Requirement" (as defined in the Merger Agreement) with respect to the wireless cable system operated by BarTel, Inc., a wholly owned subsidiary of TWI, in Demopolis, Alabama. The Acquisition and Market Escrow Agreement further provides that unless and until they are delivered to the Stockholder Representative (as defined in the Acquisition and Market Escrow Agreement) pursuant to the Acquisition and Market Escrow Agreement, the shares of the Issuer's Common Stock held in escrow pursuant to the Acquisition and Market Escrow Agreement shall be considered to be treasury shares of the Issuer and shall not be deemed to be held by the escrow agent, the Stockholder Representative or any Former TWI Stockholder.

                             (Page 8 of __ Pages)

          Subsequent to the Merger, the acquisition of the wireless cable television system in Huntsville, Alabama closed, resulting in the receipt by MWTV, CVCA and VanCom of an additional 63,364, 56,499 and 1,584 shares, respectively (or an aggregate of 121,447 shares), of the Issuer's Common Stock. Thus, 285,008 shares of the Issuer's Common Stock potentially receivable by the Former TWI Stockholders remain in escrow, and to date, MWTV, CVCA and VanCom have received 1,553,706, 1,385,388 and 38,843 shares, respectively (or an aggregate of 2,977,937 shares), of the Issuer's Common Stock.

          CVCA, CMCC and Baseball disclaim that they are members of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to their respective beneficial ownership of the Issuer's securities.

Item 4.   Purpose of Transaction.
- -------   -----------------------

          The acquisitions of the Issuer's equity securities have been made by CVCA, CMCC and Baseball for investment purposes. In addition, another purpose of CVCA's acquisition of the Issuer's securities was to effect the Merger. Although CVCA, CMCC and Baseball have no present intentions to do so, such entities may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA, CMCC and Baseball may decide to sell all or part of their respective holdings of the Issuer's Common Stock in one or more public or private transactions. Such purchases and sales may be subject to certain restrictions set forth on the Stockholders Agreement described in Item 6 and attached hereto as Exhibit F.

          In connection with the Merger, MWTV, CVCA, VanCom, Vision Communications, Inc. ("VCI"), Henry M. Burkhalter, and certain other holders of the Common Stock or options to purchase Common Stock of the Company, and the Company, entered into a Registration Agreement, dated as of July 29, 1996 (the "Registration Agreement"). The Registration Agreement provides, among other things, that the holders of a majority of the Common Stock issued to CMCC, Baseball and CVCA have the right, subject to certain conditions, to require the Company to register any or all of such Common Stock under the Securities Act on Form S-1 on three occasions at the Company's expense and on Form S-2 or S-3 on an additional three occasions at the Company's expense. The holders or any such shares of Common Stock are also entitled to request the inclusion of any Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposes to register any of its securities under the Securities Act, subject to certain conditions, all as more fully described in the Registration Agreement, a copy of which is attached hereto as Exhibit E.]

          Except as set forth in this Item 4, neither CVCA, CMCC nor Baseball have present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA, CMCC and Baseball reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to

                             (Page 9 of __ Pages)
be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.
- -------   -------------------------------------

          CMCC is deemed to be the beneficial owner of 1,991,690 shares of the Issuer's Common Stock. CMCC's deemed beneficial ownership represents 11.8% of the Common Stock outstanding at July 29, 1996. As disclosed in Items 2, 5 and 6, CMCC has shared voting and dispositive power with respect to such shares of Common Stock.

          CVCA is deemed to be the beneficial owner of 1,517,979 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 9.0% of the Common Stock outstanding at July 29, 1996. Except as may otherwise be disclosed in Items 2, 5 and 6, CVCA has sole voting and dispositive powers with respect to such shares of Common Stock.

          Baseball is deemed to be the beneficial owner of 393,226 shares of the Issuer's Common Stock. Baseball's deemed beneficial ownership represents 2.3% of the Common Stock outstanding at July 29, 1996. As disclosed in Items 2, 5 and 6, Baseball has shared voting or dispositive power with respect to such shares of Common Stock.

          All such ownership percentages of the Issuer's Common Stock reported herein are based on information provided to the Former TWI Stockholders by the Company in connection with the Merger that there were 13,498,752 issued and outstanding shares of the Company immediately prior to the Merger and are reported herein to the best knowledge and belief of the reporting persons.

          Except as reported in Items 3-6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA, CMCC and Baseball has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA, CMCC or Baseball, respectively.

Item 6.   Contracts, Arrangements, Understandings or
- -------   Relationships With Respect to Securities of the Issuer.
          -------------------------------------------------------

          Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

          CCP is the sole general partner of CVCA and acts as investment manager for CMCC, and has a pecuniary interest in the securities of the Issuer held by such persons, but the amount of such interest is not readily determinable because it is contingent on numerous factors, including vesting and CVCA's and CMCC's respective rates of return. Baseball has agreed to give CCP a proxy to vote the securities of the Issuer held by Baseball. Baseball has also agreed to enter into certain "co-sale" and "drag along" agreements with CMCC and CCP with respect to the respective securities of the Issuer held by Baseball and CMCC. As a result of these arrangements and relationships, (i) CCP and its controlling persons may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by CVCA, CMCC and Baseball (constituting in the aggregate 3,954,249 shares of Common Stock of the Issuer,

                             (Page 10 of __ Pages)
representing an aggregate of approximately 23% of the Issuer's total outstanding Common Stock), and (ii) CMCC may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by Baseball.

          In connection with the consummation of the Merger, certain stockholders of the Company, including CMCC, CVCA and Baseball (collectively, the "Chase Entities"), Hans Sternberg, Sean Reilly, Premier Venture Capital Corporation ("Premier"), Advantage Capital Partners, Limited Partnership ("Advantage I"), Advantage Capital Partners II, Limited Partnership ("Advantage II", and, together with Hans Sternberg, Sean Reilly, Premier, and Advantage I, the "Wireless One Holders"), Heartland and certain of its subsidiaries (collectively "Heartland"), MWTV, VCI and VanCom (MWTV, VCI and VanCom, collectively, the "Non-Chase Former TruVision Holders") and the Company, entered into an Amended and Restated Stockholders Agreement, dated as of July 29, 1996 (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached hereto as Exhibit F.

          Pursuant to the Stockholders Agreement, the parties thereto agreed to vote their Common Stock so that the Board of Directors of the Company (the "Board") will have nine members, one of whom will be designated by a majority of the shares of Common Stock held by the Non-Chase Former TruVision Holders (who shall initially be Henry M.Burkhalter), three of whom will be designated by a majority of the shares of Common Stock held by Heartland (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be Daniel L. Shimer and the two other directors of which shall initially be David E. Webb and J.R. Holland, Jr.), three of whom will be designated by a majority of the shares of Common Stock held by the Wireless One Holders (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be William K. Luby, and the other directors of which shall initially be Sean Reilly and Hans Sternberg), and two of whom will be designated by the Chase Entities (who shall initially be Arnold Chavkin and William Van Devender).

          The Stockholders Agreement provides, among other things, that (i) no party to the Stockholders Agreement shall transfer its shares of Common Stock (other than in a public sale) unless the transferee becomes a party to the Stockholders Agreement, and (ii) until October 24, 1998, the parties to the Stockholders Agreement may not (without prior approval of the Board), (a) acquire (subject to certain exceptions described in the Stockholders Agreement) any additional equity securities of the Company, (b) solicit proxies or consents in opposition to solicitations made by or on behalf of the Board or (c) other than in connection with the Stockholders Agreement, act together with any other person to acquire, hold, vote or dispose of securities of the Company.

          The Reporting Persons believe, based upon the Schedule 14A filed by the Company on May 24, 1996 in connection with the Merger, that the parties to the Stockholders Agreement collectively beneficially own an aggregate of approximately 10,634,802 shares of Common Stock, representing approximately 62.5% of the outstanding Common Stock, including 78,015 shares of Common Stock which Henry Burkhalter has the power, under his options, to purchase within 60 days, and those shares of Common Stock presently held in escrow pursuant to the Escrow Agreements.

          Except as described in this statement and as provided in the Merger Agreement and the Stockholders Agreement, none of the Reporting Persons (directly or indirectly), has any

                             (Page 11 of __ Pages)
contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company.

          Copies of the Merger Agreement, the First Amendment to Merger Agreement, the Non-Acquisition Escrow Agreement, the Acquisition and Market Escrow Agreement, the Registration Agreement, and the Stockholders are attached hereto as Exhibits A, B, C, D, E, and F, respectively, and are incorporated herein by this reference. The descriptions of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

Item 7.   Material to be Filed as Exhibits.
- -------   ---------------------------------

                    Exhibit A    -    Merger Agreement
                    Exhibit B    -    First Amendment to Merger Agreement
                    Exhibit C    -    Non-Acquisition Escrow Agreement
                    Exhibit D    -    Acquisition and Market Escrow Agreement
                    Exhibit E    -    Registration Agreement
                    Exhibit F    -    Stockholders Agreement

SCHEDULE A
- ----------

          Item 2 information for executive officers and directors of Chemical Capital Corporation.

SCHEDULE B
- ----------

          Item 2 information for executive officers and directors of The Chase Manhattan Bank, N.A.

SCHEDULE C
- ----------

          Item 2 information for executive officers and directors of Chase Manhattan Corporation.

SCHEDULE D
- ----------

          Item 2 information for general partners of Baseball Partners.

                             (Page 12 of __ Pages)

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                     By: CHASE CAPITAL PARTNERS,
                                         its General Partner


                                     By:       /s/ Jeffrey C. Walker
                                        ----------------------------------
                                                      Partner


Date:  August 8, 1996

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CHASE MANHATTAN CAPITAL CORPORATION



                                    By:       /s/ Jeffrey C. Walker
                                       -------------------------------------
                                                    President


Date:  August 8, 1996

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BASEBALL PARTNERS



                                    By:    /s/ Christopher C. Behrens
                                       -----------------------------------
                                                   Partner


Date:  August 8, 1996

                                   SCHEDULE A
                                   ----------

                          CHEMICAL CAPITAL CORPORATION



                               Executive Officers
                               ------------------

          President                                  Jeffrey C. Walker/**/
          Executive Vice President                   Mitchell J. Blutt, M.D./**/
          Vice President & Secretary                 Gregory Meridith/*/
          Vice President & Treasurer                 Donna L. Carter/**/
          Assistant Secretary                        Robert C. Carroll/*/



                                   Directors
                                   ---------

                          William B. Harrison, Jr./*/
                              Jeffrey C. Walker/**/



- ----------------------
/*/ Principal occupation is employee and/or officer of Chase. Business address is c/o Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

/**/ Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                             (Page 16 of __ Pages)

                                   SCHEDULE B
                                   ----------

                         THE CHASE MANHATTAN BANK, N.A.


                             Executive Officers/*/
                             ------------------

                      Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                    William B. Harrison, Jr., Vice Chairman



- --------------------
/*/ Principal occupation is executive officer and/or employee of The Chase Manhattan Bank, N.A. Business address is c/o The Chase Manhattan Bank, N.A., 270 Park Avenue, New York, New York 10017.

                              (Page 17 of Pages)

                                   SCHEDULE B
                                   ----------

                         THE CHASE MANHATTAN BANK, N.A.

                                   Directors
                                   ---------

          Each of the persons named below is a citizen of the Unites States of America, except for John H. McArthur who is a citizen of Canada.

================================================================================
                                 Principal Occupation or Employment; Business or
Name                             Residence Address
- --------------------------------------------------------------------------------
Frank A. Bennack, Jr.            President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York  10019
- --------------------------------------------------------------------------------
Michael C. Bergerac              Chairman of the Board and Chief
                                 Executive Officer
                                 Bergerac & Co., Inc.
                                 110 East 59th Street, 20th Floor
                                 New York, New York  10022
- --------------------------------------------------------------------------------
Susan V. Berresford              President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Randolph W. Broomery             President
                                 Springfield College
                                 263 Alden Street
                                 Springfield, Massachusetts  01109
- --------------------------------------------------------------------------------
M. Anthony Burns                 Chairman of the Board, President and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 2800 N.W. 82nd Avenue
                                 Miami, Florida  33166
- --------------------------------------------------------------------------------
Charles W. Duncan, Jr.           Private Investor
                                 Duncan Interests
                                 600 Travis, Suite 6100
                                 Houston, Texas  77002
- --------------------------------------------------------------------------------
James L. Ferguson                Retired Chairman and Chief Executive
                                 Officer
                                 General Foods Corporation
                                 P.O. Box 1457
                                 Charleston, South Carolina  29401
- --------------------------------------------------------------------------------

                             (Page 18 of __ Pages)

- --------------------------------------------------------------------------------
H. Laurence Fuller               Chairman of the Board and Chief
                                 Executive Officer
                                 Amoco Corporation
                                 200 East Randolph Drive
                                 Chicago, Illinois  60601
- --------------------------------------------------------------------------------
Melvin R. Goodes                 Chairman of the Board and Chief
                                 Executive Officer
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, New Jersey  07950
- --------------------------------------------------------------------------------
William H. Gray, III             President and Chief Executive Officer
                                 United Negro College Fund, Inc.
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia  22031
- --------------------------------------------------------------------------------
George V. Grune                  Chairman of the Board
                                 Dewitt Wallace Reader's Digest Fund
                                 Lila Wallace-Reader's Digest Fund
                                 Two Park Avenue
                                 New York, New York  10016
- --------------------------------------------------------------------------------
William B. Harrison, Jr.         Vice Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Harold S. Hook                   Chairman and Chief Executive Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas  77019
- --------------------------------------------------------------------------------
Helene L. Kaplan                 Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom
                                 919 Third Avenue - Room 39-72
                                 New York, New York  10022
- --------------------------------------------------------------------------------
David T. Kearns                  Retired Chairman and Chief Executive
                                 Officer
                                 The Xerox Corporation
                                 P.O. Box 10340
                                 Stamford, Connecticut  06904-2240
- --------------------------------------------------------------------------------
Thomas G. Labrecque              President and Chief Operating Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------

                             (Page 19 of __ Pages)

- --------------------------------------------------------------------------------
Delano E. Lewis                  President and Chief Executive Officer
                                 National Public Radio
                                 635 Massachusetts Avenue, N.W. -
                                 6th Floor
                                 Washington, DC  90001
- --------------------------------------------------------------------------------
J. Bruce Llewellyn               Chairman of the Boards of
                                 The Philadelphia Coca-Cola Bottling   Company
                                 The Coca-Cola Bottling Company of
                                 Wilmington, Inc.
                                 Queen City Broadcasting, Inc.
                                 30 Rockefeller Plaza, 29th Floor
                                 New York, New York  10112
- --------------------------------------------------------------------------------
Paul W. MacAvoy                  William Brothers Professor of
                                 Management Studies
                                 Yale School of Management
                                 P.O. Box 208200
                                 New Haven, CT  06520-3200
- --------------------------------------------------------------------------------
John P. Mascotte                 Chairman
                                 The Missouri Corporation of Johnson & Higgins
                                 4530 Main Street, Suite 900
                                 Kansas City, Missouri 64111
                                 George Fisher Baker Professor,
                                 Emeritus
                                 Harvard Graduate School of Business
                                 Administration
                                 Fowler 32 - Soldiers Field Road
                                 Boston, Massachusetts  02168
- --------------------------------------------------------------------------------
John F. McGillicuddy             Retired Chairman of the Board and
                                 Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Edward D. Miller                 Senior Vice Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Edmund T. Pratt, Jr.             Chairman Emeritus
                                 Pfizer Inc.
                                 Astors Lane
                                 Port Washington, New York  11050
- --------------------------------------------------------------------------------
Henry B. Schacht                 Chairman of the Board and Chief
                                 Executive Officer
                                 Lucent Technologies Inc.
                                 600 Mountain Avenue, Rm. 6A611
                                 Murray Hill, New Jersey  07974
- --------------------------------------------------------------------------------

                             (Page 20 of __ Pages)

- --------------------------------------------------------------------------------
Walter V. Shipley                Chairman of the Board and Chief
                                 Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Andrew C. Sigler                 Chairman of the Board and Chief
                                 Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut  06921
- --------------------------------------------------------------------------------
Michael I. Sovern                President Emeritus and
                                 Chancellor Kent
                                 Professor of Law
                                 Columbia University
                                 435 West 116th Street and Amsterdam Avenue
                                 New York, New York  10027
- --------------------------------------------------------------------------------
John E. Stafford                 Chairman, President and Chief
                                 Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey  07940
- --------------------------------------------------------------------------------
W. Bruce Thomas                  Private Investor
                                 Blackburn Road, Route 64
                                 Sewickley, Pennsylvania  15143
================================================================================

                             (Page 21 of __ Pages)

                                   SCHEDULE C
                                   ----------

                          CHASE MANHATTAN CORPORATION


                             Executive Officers/*/
                             ------------------

                      Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                    William B. Harrison, Jr., Vice Chairman




/*/ Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017.

                             (Page 22 of __ Pages)

                                   SCHEDULE C
                                   ----------

                          CHASE MANHATTAN CORPORATION

                                   Directors
                                   ---------

          Each of the persons named below is a citizen of the Unites States of America, except for John H. McArthur who is a citizen of Canada.


================================================================================
                                 Principal Occupation or Employment; Business or
Name                             Residence Address
- --------------------------------------------------------------------------------
Frank A. Bennack, Jr.            President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York  10019
- --------------------------------------------------------------------------------
Michael C. Bergerac              Chairman of the Board and Chief
                                 Executive Officer
                                 Bergerac & Co., Inc.
                                 110 East 59th Street, 20th Floor
                                 New York, New York  10022
- --------------------------------------------------------------------------------
Susan V. Berresford              President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Randolph W. Broomery             President
                                 Springfield College
                                 263 Alden Street
                                 Springfield, Massachusetts  01109
- --------------------------------------------------------------------------------
M. Anthony Burns                 Chairman of the Board, President and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 2800 N.W. 82nd Avenue
                                 Miami, Florida  33166
- --------------------------------------------------------------------------------
Charles W. Duncan, Jr.           Private Investor
                                 Duncan Interests
                                 600 Travis, Suite 6100
                                 Houston, Texas  77002
- --------------------------------------------------------------------------------
James L. Ferguson                Retired Chairman and Chief Executive
                                 Officer
                                 General Foods Corporation
                                 P.O. Box 1457
                                 Charleston, South Carolina  29401
- --------------------------------------------------------------------------------

                              (Page 23 of __ Pages)

- --------------------------------------------------------------------------------
H. Laurence Fuller               Chairman of the Board and Chief
                                 Executive Officer
                                 Amoco Corporation
                                 200 East Randolph Drive
                                 Chicago, Illinois  60601
- --------------------------------------------------------------------------------
Melvin R. Goodes                 Chairman of the Board and Chief
                                 Executive Officer
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, New Jersey  07950
- --------------------------------------------------------------------------------
William H. Gray, III             President and Chief Executive Officer
                                 United Negro College Fund, Inc.
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia  22031
- --------------------------------------------------------------------------------
George V. Grune                  Chairman of the Board
                                 Dewitt Wallace Reader's Digest Fund
                                 Lila Wallace-Reader's Digest Fund
                                 Two Park Avenue
                                 New York, New York  10016
- --------------------------------------------------------------------------------
William B. Harrison, Jr.         Vice Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Harold S. Hook                   Chairman and Chief Executive Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas  77019
- --------------------------------------------------------------------------------
Helene L. Kaplan                 Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom
                                 919 Third Avenue - Room 39-72
                                 New York, New York  10022
- --------------------------------------------------------------------------------
David T. Kearns                  Retired Chairman and Chief Executive
                                 Officer
                                 The Xerox Corporation
                                 P.O. Box 10340
                                 Stamford, Connecticut  06904-2240
- --------------------------------------------------------------------------------
Thomas G. Labrecque              President and Chief Operating Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------

                             (Page 24 of __ Pages)

- --------------------------------------------------------------------------------
Delano E. Lewis                  President and Chief Executive Officer
                                 National Public Radio
                                 635 Massachusetts Avenue, N.W. -
                                 6th Floor
                                 Washington, DC  90001
- --------------------------------------------------------------------------------
J. Bruce Llewellyn               Chairman of the Boards of
                                 The Philadelphia Coca-Cola Bottling   Company
                                 The Coca-Cola Bottling Company of
                                 Wilmington, Inc.
                                 Queen City Broadcasting, Inc.
                                 30 Rockefeller Plaza, 29th Floor
                                 New York, New York  10112
- --------------------------------------------------------------------------------
Paul W. MacAvoy                  William Brothers Professor of
                                 Management Studies
                                 Yale School of Management
                                 P.O. Box 208200
                                 New Haven, CT  06520-3200
- --------------------------------------------------------------------------------
John P. Mascotte                 Chairman
                                 The Missouri Corporation of Johnson & Higgins
                                 4530 Main Street, Suite 900
                                 Kansas City, Missouri 64111
                                 George Fisher Baker Professor,
                                 Emeritus
                                 Harvard Graduate School of Business
                                 Administration
                                 Fowler 32 - Soldiers Field Road
                                 Boston, Massachusetts  02168
- --------------------------------------------------------------------------------
John F. McGillicuddy             Retired Chairman of the Board and
                                 Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Edward D. Miller                 Senior Vice Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Edmund T. Pratt, Jr.             Chairman Emeritus
                                 Pfizer Inc.
                                 Astors Lane
                                 Port Washington, New York  11050
- --------------------------------------------------------------------------------
Henry B. Schacht                 Chairman of the Board and Chief
                                 Executive Officer
                                 Lucent Technologies Inc.
                                 600 Mountain Avenue, Rm. 6A611
                                 Murray Hill, New Jersey  07974
- --------------------------------------------------------------------------------

                             (Page 25 of __ Pages)

- --------------------------------------------------------------------------------
Walter V. Shipley                Chairman of the Board and Chief
                                 Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
- --------------------------------------------------------------------------------
Andrew C. Sigler                 Chairman of the Board and Chief
                                 Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut  06921
- --------------------------------------------------------------------------------
Michael I. Sovern                President Emeritus and
                                 Chancellor Kent
                                 Professor of Law
                                 Columbia University
                                 435 West 116th Street and Amsterdam Avenue
                                 New York, New York  10027
- --------------------------------------------------------------------------------
John E. Stafford                 Chairman, President and Chief
                                 Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey  07940
- --------------------------------------------------------------------------------
W. Bruce Thomas                  Private Investor
                                 Blackburn Road, Route 64
                                 Sewickley, Pennsylvania  15143
================================================================================

                              (Page 26 of __ Pages)

                                   SCHEDULE D
                                   ----------

                               BASEBALL PARTNERS

                                General Partners
                                ----------------

          Each of the persons named below is a general partner of Baseball Partners and is a citizen of the United States of America:



================================================================================
         Name                    Principal                  Business
                                 Occupation           or Residence Address
                               or Employment
- --------------------------------------------------------------------------------
Christopher C. Behrens    Principal, Chase          Chase Capital Partners
                          Capital                   380 Madison Avenue
                          Partners                  12th Floor
                                                    New York, New York  10017
- --------------------------------------------------------------------------------
Robert L. Egan            President,                Victory Capital
                          Victory Capital           667 Madison Avenue
                                                    25th Floor
                                                    New York, New York  10017
- --------------------------------------------------------------------------------
Edward T. Irwin           Vice President,           Banque Paribas
                          Banque Paribas            787 Seventh Avenue
                                                    New York, New York  10019
- --------------------------------------------------------------------------------
William K. Luby           Consultant                179 Bingham Avenue
                                                    Rumson, New Jersey  07760
- --------------------------------------------------------------------------------
Howard D. Unger           Consultant                Ten Randon Farms Circle
                                                    Chappaqua, New York
                                                    10514
- --------------------------------------------------------------------------------
Maria Willets             Consultant                2 West 67th Street
                                                    Apt. 8B
                                                    New York, New York  10023
=============================================================================

                             (Page 27 of __ Pages)